Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Laikin’s Indy-based Novus Capital II to combine with California energy-storage firm

September 9, 2021 | John Russell

KEYWORDS ALTERNATIVE ENERGY / ENERGY & ENVIRONMENT / MERGERS & ACQUISITIONS

Bob Laikin

A “blank-check company” headed by Indianapolis businessman Bob Laikin is betting big on renewable energy, announcing a deal Thursday morning to combine with a California startup that builds massive towers to store and release wind and solar energy.

Laikin’s company, Novus Capital Corp. II, is merging with Energy Vault Inc. of suburban Los Angeles in a deal that will bring the four-year-old energy company public. Upon closing of the latest transaction, the combined company will be named Energy Vault Holdings, Inc. and is expected to be listed on the New York Stock Exchange under the ticker symbol GWHR.

The arrangement values Energy Vault at $1.6 billion, a huge sum for a private company that is a relative newcomer in the burgeoning field of renewable energy.

The merger announcement ends months of speculation of what kind of company Laikin and his team would seek out for a combination. In January, they launched Novus Capital Corp. II, a special purpose acquisition company, or SPAC, to target companies in the technology and sustainability space.

The SPAC raised more than $250 million but has been quiet about what kind of target companies it was considering.

SPACs are essentially shell companies, with no operations, that exist only to raise funds and then buy one or more businesses and merge with them as a way to take those companies public.

Laikin said his team has been busy in recent months considering pitches from more than 150 companies, in industries ranging from mobile phones and voting machines to helicopters and space infrastructure.

“It’s like playing the dating game,” Laikin said. “You talk to anybody and everybody about their business.”

What Energy Vault does is store energy from wind and solar farms by stacking huge blocks of composite material, each roughly the size of a school bus, onto towers that soar 40 stories into the air.

When demand for energy is high, cranes on the tower lower the blocks to the ground, with the motors acting as generators and delivering electricity to the grid.

Energy Vault said the technology was inspired by pumped hydro plants that use gravity to store and discharge energy. It has replaced water with custom-made composite blocks, made with locally sourced soil or waste material, which are lifted and lowered to store and release energy on demand.

An artificial intelligence software platform oversees the systems and coordinates the cranes with energy demand from the grid.

The technology is designed to solve a longstanding problem with renewable energy generation—how to store energy during times of low demand from households and businesses. Often, the energy from wind and solar farms is not captured if it is not needed on the grid and is lost.

Energy Vault, as its name implies, says it can capture and store the energy from wind and solar farms in its huge towers, and release it when it is needed.

The company said it expects its first sales in 2022, after connecting a demonstration unit to the Swiss energy grid last year.

Such technology could find a huge market if it proves successful. Hundreds of large corporations, from Apple Inc. to General Motors Co. are clamoring for clean energy to help them lessen their carbon footprint from fossil fuels—a move known as the “green transition.”

Households, too, increasingly want clean energy, and electric utilities are moving quickly to replace coal generation with renewables, such as wind and solar.

A report this week by the U.S. Department of Energy says solar energy has the potential to supply up to 40% of the nation’s electricity within 15 years—a tenfold increase over current solar output.

Energy Vault said to support this transition, storage capacity will need to increase tenfold in the next ten years, requiring more than $270 billion of investment.

It said current storage solutions, including chemical batteries and pumped hydro systems face significant challenges in ramping up to meet such demand.

“We set out to solve one of the largest global problems facing our planet today: how to store renewable energy in an economical and sustainable way to produce baseload power so we could end the world’s reliance on fossil fuels,” Energy Vault co-founder and CEO Robert Piconi said in a video distributed by his company.

Energy Vault says it has a strong pipeline of customer engagements, including eight executed agreements and letters of intent for 1.2 gigawatt hours of energy storage capacity, or enough energy to power more than 750,000 homes.

The company said it plans to begin projects later this year in the U.S., followed by Europe, the Middle East and Australia in 2022.

Laikin said he was impressed with Energy Vault’s management team, led by Piconi, who previously worked in executive leadership roles at Amoco/British Petroleum, Danaher Corp. and Lucent Technologies.

Other executives at Energy Vault previously worked in a wide variety of roles at companies in the energy, pharmaceutical, banking and consulting sectors.

“They proved to us they knew how to build big things on time, at scale, and under budget,” Laikin said. “So we were incredibly impressed with them.”

Energy Vault was created at Idealab Studio, a technology incubator in Pasadena, California, founded by clean-energy entrepreneur Bill Gross.

The combined company will be led by Piconi as chairman and CEO.

As part of the transaction, Novus II has received commitments from its investors to purchase  $100 million worth of common stock in a so-called private investment in public equity (or PIPE) offering. That follows Energy Vault’s recent raising of $100 million in Series C capital funding.

After the deal closes, existing Energy Vault shareholders will own 72% of the company, Novus II investors will own 18%, PIPE investors will own 6%, and Novus founders will own 4%.

“These folks have spent a fortune designing and redesigning this technology, and testing it with some of the biggest companies in the world as their partner,” Laikin said. “And we were fortunate that we found them. Because we were told there were 30 other SPACs knocking at their door. And so it was a beauty contest. And we won the contest.”

Laikin’s Novus team earlier launched another blank-check company, Novus Capital Corp., which raised about $100 million. In February, it combined with AppHarvest, a Kentucky-based farming company that uses high-tech greenhouses for year-round growing conditions.